October 25, 2024

Ng Wing Fai
Chief Executive Officer
Triller Group Inc.
7119 West Sunset Boulevard, Suite 782
Los Angeles, CA 90046

       Re: Triller Group Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Response dated September 3, 2024
           File No. 001-38909
Dear Ng Wing Fai:

        We have reviewed your September 3, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
16, 2024 letter.

Response dated September 3, 2024
General

1. We note that your letter dated September 3, 2024 did not address our prior comment
       1. As foreign private issuer status is not necessarily relevant to the availability of an exemption, please provide the requested Section 4(a)(2) analysis. In this regard, we note it appears the merger requires you to issue securities to United States residents.
       As part of your analysis, please provide the number and nature of Triller shareholders and further explain their sophisticated and accredited status. We also note the multiple classes of common and preferred stock and the May 21, 2024 statement by AGBA that the AGBA/Triller merger was approved on April 16, 2024 "by written consent of
       stockholders holding over 63% of Triller   s voting common stock."
Please clarify in
       your Section 4(a)(2) analysis the timeline of the corporate actions required for the merger.
 October 25, 2024
Page 2

        Please contact Sarmad Makhdoom at 202-551-5776 or Robert Klein at 202-551-3847
if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Ted Paraskevas